Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED DIVIDENDS

AMERICAN NATIONAL BANKSHARES, INC.

The following table presents the calculation of the consolidated ratios of (i) earnings to fixed charges and (ii) earnings to fixed charges and preferred stock dividends for the periods presented:

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Income before income taxes	$13,889	$17,596	$21,801	$22,299	$16,481	$11,459	$9,335
Fixed charges:
Interest expense on deposits	$3,510	$4,143	$5,460	$6,843	$7,203	$6,708	$8,399
Interest expense on federal funds purchased	—	—	—	—	—	—	—
Interest expense on short-term borrowings	8	38	40	150	325	382	675
Interest expense on long-term borrowings	798	813	1,083	1,148	1,252	1,629	1,715
Portion of rent expense that represents an estimated interest factor	55	53	70	85	63	51	61

Total fixed charges	4,371	5,047	6,653	8,226	8,843	8,770	10,850
Preferred stock dividends	—	—	—	—	103	—

Total fixed charges and preferred stock dividends	$4,371	$5,047	$6,653	$8,226	$8,946	$8,770	$10,850
Ratios of earnings to fixed charges (1):
Including deposit interest	318%	349%	328%	271%	186%	131%	86%
Excluding deposit interest	1,613%	1,946%	1,827%	1,612%	1,005%	556%	381%
Ratios of earnings to fixed charges and preferred dividends (1)(2)(3):
Including deposit interest	318%	349%	328%	271%	184%	131%	86%
Excluding deposit interest	1,613%	1,946%	1,827%	1,612%	946%	556%	381%

(1)	For purposes of calculating the ratio of earnings to fixed charges, fixed charges is the sum of (i) interest cost, including interest on deposits; and (ii) that portion of rent expense estimated to be representative of the interest factor.
(2)	For purposes of calculating the ratio of earnings to fixed charges and preferred stock dividends, we divide earnings by the sum of fixed charges and preferred stock dividends.
(3)	On July 1, 2011, we issued 5,000 shares of Noncumulative Perpetual Series A Preferred Stock, par value $5.00 per share (the “Series A Preferred Stock”), in connection with our acquisition of MidCarolina Financial Corporation. On November 15, 2011, we completed the repurchase of all 5,000 shares of the Series A Preferred Stock.